Republic of the Philippines

Reopening of Outstanding US$1.0 billion 8.00% Global Bonds due 2016

Final Term Sheet

Issuer	Republic of the Philippines
Issue currency	US$
Amount issued	US$300,000,000 (brings total size of issue to US$1,300,000,000)
Security type	Senior Unsecured Bonds
Coupon	8.00%
Coupon dates	January 15 and July 15
Maturity date	January 15, 2016
CUSIP	718286BA4
Price to public	103.125% (plus accrued interest from July 15, 2006)
Proceeds, before fees and expenses	US$309,375,000 (plus accrued interest from July 15, 2006)
Settlement date	August 1, 2006
Reference benchmark	5.125% UST due May 15, 2016
Benchmark yield	5.067%
Re-offer spread over benchmark	246.4
Re-offer yield	7.531%
Denominations	US$100k/1k
Day count	30/360
Joint Bookrunners	Citigroup, Deutsche Bank, J.P. Morgan

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, an underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect at 1-212-834-4307.

The prospectus can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1030717/000119312506151800/d424b3.htm